Mail Stop 3010

January 20, 2010

David J. Schwartz, Esq.
Toys "R" Us Property Company I, LLC
One Geoffrey Way
Wayne, NJ 07470

> **Re: Toys "R" Us Property Company I, LLC**
> **Registration Statement on Form S-4**
> **Filed December 24, 2009**
> **File No. 333-164018**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please include the following representations on the cover page of your prospectus:

- Each broker-dealer that receives new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such securities.

- If the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

- Broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

Industry and Market Data, page ii

2.   We note your disclaimer language regarding your belief that the industry data is "inherently imprecise" and that potential purchasers of the exchange notes should not place undue reliance on this data. Please note that it is inappropriate to suggest that investors should not rely on information provided in the prospectus. Please revise. Please make a similar revision to your disclosure in your "Available Information" section on page iii, which states that statements contained in the prospectus are "not necessarily complete" and that "each such statement is qualified by the provisions of the contract or other document filed as an exhibit…."

3.   The safe harbor for forwarding-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Transactions, page 2

4.   Refer to the last sentence of the second bulleted paragraph. Please revise to clarify whether the change to the termination date was the only material change to the lease. In addition, please explain why the cash payments "would have been" $172.9 million.

5.   Refer to the third bulleted paragraph. Please disclose the amounts of cash on hand and cash contributions from TRU.

Corporate Structure, page 3

6.   We note the description of properties on page 1 and the number of properties held by your subsidiaries included in the chart on page 3. Please revise to clarify the discrepancy between the number of properties described on page 1 and the number of properties included in the corporate structure chart. To the extent that properties listed on page 1 are owned by other entities, please revise to so state and clarify, if true, that the majority of the properties operated by Toys-Delaware are not owned by you.

The Exchange Offer, page 4

7.   Please describe what happens to the "fractional" denominations of the outstanding notes—i.e., less than $1,000 if an investor owns more than $2,000 in notes or less than $2,000 if an investor owns less than $2,000 in notes. Please make this same revision to your disclosure on page 113.

Expiration Date, page 5

8.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Exchange Notes, page 8

9.   In the "Optional Redemption" section, please describe in greater detail the "make-whole premium" or provide a cross-reference to such disclosure.

Risk Factors, page 9

10.   Please revise your disclosure in this section to briefly describe your most significant risk factors, including without limitation:

•   The ability to transfer the exchange notes may be limited;
•   Your reliance on the master tenant as your only assets and the sole source of revenue are your properties and the master lease; and
•   Quantify your indebtedness as well as the significant indebtedness of the master tenant.

Risk Factors, page 15

11.   We note the disclosure in the introductory paragraph that: "The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we deem immaterial may also impair our business and operations." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

Toys-Delaware may not be able to generate sufficient cash…, page 24

12.   Please refer to the last sentence of this risk factor. Please tell us whether Toys-

Delaware has ever been unable to meet its obligations to you under the Master Lease.

Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements, page 39

13.   You have disclosed that the pro forma financial information has given effect to the transactions as if they had occurred on February 3, 2008. If this is the case, please tell us why the increase in rental revenue for the 39 week period does not represent approximately 75% of the increase in rental revenue of the annual period. In your response help us to understand the nature of the increase in base rents that has resulted from the amendment and restatement of your master lease.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, page 42

14.   Please include a discussion of material trends and how you expect these trends to affect your business. Refer to Release 33-8350 on our website at www.sec.gov.

Executive Overview, page 42

15.   Please revise your overview to include management's perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Please address the risks and challenges facing your company and how management is dealing with these issues. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

Results of Operations, page 42

16.   Throughout this section, you describe year-over-year changes with "primarily due to" language. To the extent practicable, please revise this language to quantify the changes that resulted from the stated reasons.

Liquidity and Capital Resources, page 47

17.   In this section, several of your year-over-year changes appear to be significant changes. Please revise your disclosure to specify the reasons for these changes and quantify the changes that resulted from each stated reason (including offsets).

Senior Notes, due 2017 ($926 million at October 31, 2009), page 49

18.   We note that TRU made cash contributions to you in the amount of $138 million. Please disclose the business purpose for these contributions from TRU.

Indebtedness of Toys-Delaware, page 83

19.   We note your statement in the first paragraph that the following information may be relevant to holders of the Notes. Please explain why you think the information may be relevant or, alternatively, provide a cross-reference to such discussion. We note your risk-factor disclosure related to this topic. Please also provide this explanation in the first paragraph on page 85 under "Indebtedness of TRU."

Business of the Company, page 90

20.   We note that you are a special purpose entity, owned directly by TRU, to own fee and leasehold interests in 359 properties, which represented 38% of Toys-Delaware's total U.S. store sales for the twelve months ended October 31, 2009. We further note that, as of October 31, 2009, Toys-Delaware operated 919 retail stores. Please revise your disclosure to briefly identify the other entities that hold fee and leasehold interests in the properties operated by TRU and describe your relationship, if any, to these entities. In addition, please describe the business purpose for creating different special purpose entities to hold various properties and the criteria used to allocate properties to you.

21.   We note from your disclosure on page 93 that you have no employees and that Toys-Delaware provides you with services to operate your business. Please revise to explain who runs the day-to-day operations of your business and briefly describe your day-to-day operations. Please explain who makes the determinations regarding rental rates, whether to buy or sell properties, whether Toys-Delaware is in compliance with the lease, etc. If appropriate, please add disclosure regarding any related conflicts-of-interest.

22.   We note from your chart on page 3 that you have four subsidiaries that own properties. Please explain the reason for this structure and explain how you determine which entity holds which properties.

23.   Refer to the second paragraph. Please describe in greater detail what you mean by "side-by-side stores."

Portfolio Overview, page 90

24.   Please disclose your occupancy rates and average rent per square foot.

Mortgage Limitations, page 93

25.   We note that all real property that is leased or owned by you was transferred to you from Toys-Delaware. Please describe this arrangement in greater detail. For example only, please describe any procedures for transferring or acquiring additional property or mortgage obligations.

Management, page 101

26.   We note your disclosure in the first paragraph, which states that the function of the board and executive officers "will be fulfilled" by the board members and officers of TRU. Please revise to clarify who is and has been running the company.

Base rent, page 104

27.   Please disclose whether this portion of the lease agreement will be amended to the extent there are any changes in the number of properties leased to Toys-Delaware. We note from your disclosure elsewhere in the prospectus that TRU can cause you to sell certain properties. Please add related risk-factor disclosure if you believe it is appropriate.

Policies Regarding the Approval of Transactions with Related Parties, page 109

28.   Please confirm that these policies cover your company and your business affairs and not just those of TRU.

Expiration Date, Extensions and Amendments, page 114

29.   Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 115

30.   We note that you may waive the conditions in whole or in part at any or at various times prior to the expiration date in your sole discretion. If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the specified conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

31.   Please tell us how you have accounted for your investments in Wayne Real Estate Company LLC, MAP Real Estate LLC, TRU 2005 RE I, LLC and TRU 2005 RE II Trust.

Exhibits

Exhibit 5.1

32.   Please refer to the third paragraph of the draft opinion. We note that counsel has assumed the genuineness of all signatures on all documents. This assumption is not appropriate with respect to documents executed by the registrant. Please provide a revised opinion that limits this assumption to parties other than registrant.

33.   Please refer to the penultimate paragraph of the draft opinion. Please confirm to us in writing that your reference to "Delaware Limited Liability Company Act" includes the rules and regulations underlying these provisions and all applicable judicial and regulatory determinations.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Michael Nathan
        Simpson Thacher & Bartlett LLP